December 16, 2019

Katherine Bagley,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, NE,

                Washington, DC 20549.

Re:	Overstock.com, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 22, 2019
File No. 000-49799

Dear Ms. Bagley:

On behalf of our client, Overstock.com, Inc. (the “Company”), we wish to respond to the comments contained in the letter dated December 13, 2019 (the “Comments”), on behalf of the staff (the “Staff”) of the Division of Corporation Finance and the Office of Trade & Services of the Securities and Exchange Commission (the “SEC”), regarding the filing on November 22, 2019 by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Company’s Preliminary Proxy Statement (the “Preliminary Proxy Statement”) with respect to the Company’s Special Meeting of Stockholders (the “Meeting”).

For your convenience, the captions and numbered Comments have been repeated in this letter in bold face and the Company’s responses immediately follow each numbered Comment in regular type. Unless otherwise indicated, references to page numbers are to the page numbers in the Preliminary Proxy Statement.

We have filed today with the SEC via EDGAR Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) in respect of the Meeting, which incorporates the changes made in response to the Staff’s

Katherine Bagley	-2-

Comments, as well as certain other updated information. Capitalized terms used and not defined herein have the meanings set forth in the Revised Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed November 22, 2019

Cover Letter, page 1

1.

Please provide us supplementally, or disclose, the factual foundation for the statement that the Dividend is “the first of its kind.” In this regard, please note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

tZERO is a financial technology company pursuing potential financial applications of blockchain technologies. tZERO has a team of approximately 50 software engineers, developers and other technologists who focus on developing and exploring opportunities for novel applications of blockchain technology. tZERO’s team is comprised of experts in the blockchain industry, and tZERO is not aware of any public company that has issued a similar digitally-enhanced security as a dividend. The Company has revised the disclosure in the cover letter accordingly. For more information about the digitally-enhanced feature of the Series A-1 Preferred Stock, please refer to our response to Comment 2 below.

Background of the Special Meeting of Stockholders

Purpose of the Dividend, page 3

2.

We note your disclosure that “[you] believe the Dividend will demonstrate the benefits and promise of digitally-enhanced securities on a wide scale while utilizing tZERO’s proprietary technology,” and “[you] expect the Dividend will incentivize broker-dealers to participate in and connect with the tZERO platform and the alternative trading system operated by PRO Securities, LLC.” Please tell us what you mean by your reference to “digitally-enhanced securities,” when your disclosure elsewhere and in the appendices suggests that it is the stock register that will be digitized, as opposed to the security itself. For example, we note that in Appendices A and C to the proxy statement, the proposed amendments to Section 11 of the Series A-1 Certificate of Designation would remove all references to “digital” in the Series A-1 Certificate of Designation (other than with respect to the title of the series of preferred stock). As a related matter, please explain how you expect the Dividend to incentivize broker-dealers to participate in and connect with the tZERO platform and PRO Securities ATS, and how you expect the Dividend to help you “achieve [your] strategic goals with blockchain technology.”

Katherine Bagley	-3-

The term “digitally-enhanced securities” refers to traditional securities that have the benefit of a transparent blockchain courtesy carbon copy of the transfer agent’s share register viewable on the blockchain. This blockchain feature of the Series A-1 Preferred Stock, which gives investors the benefit of increased transparency, makes it digitally-enhanced in the Company’s view.

Shares of the Series A-1 Preferred Stock distributed as Dividend shares may, subject to certain exceptions, only be sold through a subscriber to the alternative trading system operated by tZERO ATS, LLC1 (the “tZERO ATS”). The Company believes that increasing the number of owners of Series A-1 Preferred Stock will incentive broker-dealers to subscribe to the tZERO ATS because the broker-dealers will want to be able to execute trades for their clients who hold shares of Series A-1 Preferred Stock. Thus, the Dividend will help achieve tZERO’s strategic goal with blockchain technology by increasing the number of transactions in Series A-1 Preferred Stock executed on the tZERO ATS and by exposing more investors to the blockchain technology element of Series A-1 Preferred Stock records.

Next Steps for Dividend Following Special Meeting, page 3

3.

We note your disclosure that, if only Proposal 2 is adopted, or if all three Proposals fail, “the Board will need to consider whether these votes represent a rejection of the desirability of the Dividend and may consider available alternative structures to achieve the objectives of the Dividend.” Please clarify what is meant by “achieve the objectives of the Dividend,” including the specific objectives to which you are referring, and whether there are any transactions other than a dividend that you are considering to achieve your objectives. Please clearly disclose, if true, that you will be unable to issue the Dividend if Proposal 1, and alternatively Proposal 3, is not adopted.

As described in the Preliminary Proxy Statement on page 3, the purpose of the Dividend is to allow all Overstock stockholders to receive and experience (and all market participants to see) the benefits and possibilities of enhancements the

[1]

PRO Securities, LLC, a California limited liability company, has converted its jurisdiction and changed its name to tZERO ATS, LLC, a Delaware limited liability company. tZERO ATS, LLC notified FINRA of its name change and conversion and amended its Form BD for the conversion and name change.

Katherine Bagley	-4-

blockchain can bring to the conventional uncertificated, book-entry securities market, while preserving the current regulatory regime for that market, and to create opportunities to increase trading on the tZERO ATS.

If only Proposal 2 is adopted or if all the Proposals fail, the Board will consider based on feedback from stockholders and other stakeholders whether these votes represent a complete rejection of the Dividend or a rejection of certain aspects of the Dividend. Until the Board receives this feedback, it is impossible to predict what actions, if any, the Board may take in response to these voting outcomes. However, possible alternatives include, if there are sufficient shares of Preferred Stock undesignated as to series, to create a new series of Preferred Stock to address the concerns of stockholders and other stakeholders, or to utilize a depositary share structure.

The Company has revised the disclosure on pages 3-5 and 30-31 of the Revised Proxy Statement in response to the Staff’s comment.

If neither Proposal 1 nor Proposal 3 is adopted, the Company will be unable to issue the Dividend and has revised the disclosure on pages 3-5 and 30 of the Revised Proxy Statement accordingly.

Overstock Announces Registration of Dividend, page 3

4.

We note your disclosure that you intend to register the shares of Series A-1 Preferred Stock with the SEC “to provide greater liquidity” and “so that [the shares] would be freely tradable upon distribution.” We believe it is inaccurate to imply that you are registering the shares to ensure that they are freely tradable and to provide greater liquidity, rather than disclosing simply that the shares will be freely tradable because the dividend shares are required to be registered as they represent a disposition for value. Please revise this language, and the language on page 29, accordingly. As a related matter, please clearly disclose that the shares will be freely tradable only by non-affiliates.

The Company has revised the disclosure on pages 3 and 30 of the Revised Proxy Statement in response to the Staff’s comment.

Purpose and Effect of the Series A-1 Preferred Proposal, page 5

Purpose and Effect of the Series B Preferred Proposal, page 8

Katherine Bagley	-5-

5.

We note that you refer to “conflicts” in the Certificates of Designation regarding the ability of the Board to unilaterally increase or decrease the number of authorized shares of Series A-1 Preferred Stock and Series B Preferred Stock. However, Section 2 of the Certificates of Designation does not explicitly state that the Board may increase or decrease the number of shares of such Series of Preferred Stock without stockholder approval. Sections 8 and 9 (as applicable) of the Certificates of Designation, on the other hand, state that preferred stockholders “will vote as a class upon any amendment increasing or decreasing the aggregate number of authorized shares” of the applicable Series of Preferred Stock. In your response letter, please explain why these sections of the Certificates of Designation conflict with one another.

While Sections 8 and 9 (as applicable) provide that the preferred stockholders “will vote as a class upon any amendment increasing or decreasing the aggregate number of authorized shares,” Section 2 of the Series A-1 Certificate of Designation and the Series B Certificate of Designation also expressly provide that the number of shares of Series A-1 Preferred Stock and Series B Preferred Stock, respectively, may be increased or decreased by the Board. This is an affirmative statement of the power of the Board and is not expressly subject to any other provision of the Series A-1 Certificate of Designation or the Series B Certificate of Designation, respectively. If Sections 8 and 9 (as applicable) override Section 2, then there would be no purpose for the language in Section 2 granting the Board the power to change the number of shares. It is a “cardinal rule of contract construction that, where possible, a court should give effect to all contract provisions.” E.I. du Pont de Nemours & Co. v. Shell Oil Co., 498 A.2d 1108, 1114 (Del. 1985). Applying Delaware contract interpretation law, attempting to give both provisions meaning results in a conflict.

However, in light of the significant uncertainty with respect to the effectiveness of the amendments to the Series A-1 Certificate of Designation and the Series B Certificate of Designation, we have revised the disclosure on pages 6 and 9 of the Revised Proxy Statement to provide that the amendments were not properly authorized and, therefore, certificates of correction were filed to void the July Series A-1 Amendment and the July Series B Amendment, respectively.

Questions and Answers about the Special Meeting and Procedural Matters

What is the purpose of the Special Meeting?, page 29

Katherine Bagley	-6-

6.

We note your disclosure that, if adopted, the proposals in this filing “will allow the Series A-1 Preferred Stock to be held and traded by a wide group of investors.” Please clarify that the proposals, if adopted, will allow a wide group of investors to hold the Series A-1 Preferred Stock, but will not necessarily allow these investors to trade the Series A-1 Preferred Stock. In this regard, we note your disclosure on page 16 that “[i]n order to sell the Series A-1 Preferred Stock, however, [investors] must open an account with an ATS- subscribing broker-dealer.”

The Company has revised the disclosure on the cover letter and pages 1, 3 and 30 of the Revised Proxy Statement in response to the Staff’s comment.

What is a quorum?, page 30

7.

We note the following statement: “The presence in person or by proxy of the holders of a majority of the Voting Shares outstanding on the record date will constitute a quorum for the Special Meeting.” In your response letter, please explain why separate quorums are not also required for the shareholders of the Series A-1 Preferred Stock and the Series B Preferred Stock, including with reference to the quorum requirement set forth in Section 216(4) of the Delaware General Corporation Law (the “DGCL”).

The Company has revised the disclosure on page 32 of the Revised Proxy Statement to clarify a separate quorum of each of a majority of the outstanding shares of Series A-1 Preferred Stock is required for Proposals 1 and 3 and a majority of the outstanding shares of Series B Preferred Stock is required for Proposal 2.

General

8.

The Proposals appear to bundle numerous material matters, including changing the number of authorized shares of the Series A-1 Preferred Stock and the Series B Preferred Stock, as well as amending the voting rights of the shareholders of both Series of Preferred Stock. In your response letter, please provide an analysis of how the matters included in the Proposals comply with Rule 14(a)-4(a)(3).

The Company has carefully considered Rule 14a-4(a)(3) and the Staff’s guidance regarding unbundling (Compliance and Disclosure Interpretations, Exchange Act Rule 14a-4(a)(3) (last updated Jan. 24, 2014)) and believes that the proposed amendments to the Certificates of Designation for each of the Series A-1

Katherine Bagley	-7-

Preferred Stock and the Series B Preferred Stock (each, a “Certificate” and, collectively, the “Certificates”) are not the types of changes that, based on the Staff’s guidance and practice, are required to be unbundled and presented as separate proposals.

First, the Staff’s guidance makes clear that multiple matters that are so “inextricably intertwined” as to effectively constitute a single matter need not be unbundled. The Company views each of the proposed amendments to the respective Certificate as being inextricably intertwined because each relates to, and is being made for the purpose of, facilitating the payment of the Dividend. The Dividend cannot be made as proposed without increasing the authorized number of shares of Series A-1 Preferred Stock and decreasing the authorized number of shares of Series B Preferred Stock. The proposed amendments to eliminate the class vote requirement for each of the Series A-1 Preferred Stock and the Series B Preferred Stock are directly related to this increase or decrease in the number of authorized shares and, as discussed in the response to Comment 5, resolve the current conflict in the Certificates as to whether the Board independently can set the number of authorized shares of each series consistent with its terms. The proposed amendments do not alter any substantive voting rights of the holders of Preferred Stock beyond resolving this conflict. Moreover, in the case of the Series A-1 Preferred Stock, the proposed changes to (i) remove certain restrictions on ownership and transfer of the Series A-1 Preferred Stock (Section 12) and (ii) amend the uncertificated share requirement (Section 11) are beneficial to holders of the Series A-1 Preferred Stock and are designed to increase the persons and entities that may hold Series A-1 Preferred Stock and facilitate transfers of the shares received in connection with the Dividend.

The Staff has also made clear that it would not object to the bundling of any number of immaterial matters with a single, material matter unless management “knows or has reason to believe” that a matter is “one on which shareholders could reasonably be expected to wish to express” a separate view, even though it “does not substantively affect shareholder rights.” As discussed above, the Dividend cannot be made as proposed without increasing the authorized number of shares of Series A-1 Preferred Stock and decreasing the authorized number of shares of Series B Preferred Stock. In the Company’s view, because the other proposed changes to the Certificates are either beneficial to stockholders or merely resolve a conflict in the Certificates, they are neither material to stockholders nor of the type on which a stockholder would reasonably be expected to wish to express a separate view.

Katherine Bagley	-8-

Finally, the Company believes that separating out each change to the respective Certificate would create additional complexity and confusion among the Company’s stockholders and inappropriately distract stockholders from the key decision before them of whether to approve the proposed increase or decrease in the number of authorized shares to facilitate the payment of the Dividend. The Revised Proxy Statement already has three Proposals, and Proposal 1 is cross-conditioned on Proposal 2. If each change to the respective Certificate were to be presented separately, this would require additional cross-conditioning and, in the Company’s view, create unnecessary additional complexity and confusion.

9.

We note that, according to the proxy statement, the separate class votes of the Series A-1 Preferred Stock and the Series B Preferred Stock each require the affirmative vote of the holders of a majority of the outstanding shares of such series of Preferred Stock, voting together as a single class. In your response letter, please provide an analysis as to why this is the appropriate voting standard for the separate class votes, as opposed to the affirmative vote of the majority of the shares of such Series of Preferred Stock present in person or represented by proxy at the meeting. In your analysis, please make reference to the voting standard set forth in Section 216(4) of the DGCL.

Section 216 of the Delaware General Corporation Law (“DGCL”) commences with the phrase “[s]ubject to this chapter in respect of the vote that shall be required for a specified action….” Thus, the voting standards set forth in Section 216(4) are subject to any specific voting standard set forth in the DGCL.

Section 242 of the DGCL governs amendments to the certificate of incorporation of a Delaware corporation, including a certificate of designation (where shares created by that certificate of designation are outstanding). Section 242(b)(1) provides “if a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding shares of stock of each class entitled to vote thereon as a class has been voted in favor of the amendment” then a certificate of amendment may be filed effecting the approved amendments (emphasis added). Thus, the voting standard set forth in Section 242 is based upon the outstanding voting power (and not the voting power present), which overrides the standard set forth in Section 216(4). See also Section 242(b)(2) of the DGCL (“If any proposed amendment would alter or change the powers, preferences, or special rights of 1 or more series of any class so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this paragraph.”).

Katherine Bagley	-9-

10.

We note that Section 8 of the Series B Certificate of Designation states that “the holders of the shares of Series B Preferred shall vote together with the holders of the shares of [the Blockchain Voting Series A Preferred Stock (the “Series A Preferred Stock”)] and the holders of the shares of Common Stock,” but does not include a reference to the Series A- 1 Preferred Stock. We further note that you filed a Certificate of Elimination with respect to the Series A Preferred Stock, of which no shares remain outstanding. In your response letter, please explain whether such reference in the Series B Certificate of Designation to the Series A Preferred Stock, as opposed to the Series A-1 Preferred Stock, affects the required votes for the Proposals.

The reference to the Blockchain Voting Series A Preferred Stock (and not the Series A-1 Preferred Stock) in the Series B Certificate of Designation does not affect the required vote. The language referred to by the Staff provides that the Series B Preferred Stock generally votes with the other voting stock “and not as a separate class.” The next clause in the sentence referenced by the Staff in Section 8 of the Series B Certificate of Designation continues: “each holder of Series B Preferred Stock shall have one vote on all matters submitted to a vote of the holders of the Common Stock for each share of Series B Preferred owned by such holder on the applicable record date.” Thus, the holders of the Series B Preferred Stock vote with the holders of Common Stock on matters submitted to the holders of the Common Stock.

As discussed in the response to Comment 9, Section 242(b) of the DGCL requires a majority of the voting power of the outstanding shares entitled to vote on the matter. As the proposals relate to amendments of the Company’s certificate of incorporation, a vote of the holders of the Common Stock is required by Section 242(b). Because a vote of the Common Stock is required, the Series B Preferred Stock is also entitled to vote with the Common Stock as provided by the express language of the Series B Certificate of Designation.

11.

We note your disclosure that holders of fractional shares will not receive the dividend. Please amend your disclosure to describe what holders of fractional shares will receive in lieu of the dividend. If shareholders are receiving cash in lieu of fractional shares, please disclose how you will calculate the same.

The Dividend will be payable at a ratio of 1:10 or 1:20, depending on whether the Series A-1 Preferred Proposal or the Alternative Series A-1 Preferred Proposal is adopted, meaning that one share of Series A-1 Preferred Stock will be issued for every ten or twenty shares of Common Stock, ten or twenty shares of Series A-1

Katherine Bagley	-10-

Preferred Stock or ten or twenty shares of Series B Preferred Stock held by all holders of such shares as of the record date. Cash will be paid in lieu of issuing any fractional shares based on the average of the last sales prices for the Series A-1 Preferred Stock as reported on tZERO ATS for the five days on which the Series A-1 Preferred Stock trades on the tZERO ATS immediately preceding the distribution date for the Dividend.

The Company has revised the disclosure on page 30 of the Revised Proxy Statement accordingly.

12.

We note your disclosures throughout the proxy statement that if the proposals are approved, Series A-1 and Series B preferred shareholders will no longer be entitled to vote on the increase or decrease in the number of authorized shares of each class respectively. Please amend your disclosures in each relevant proposal to clearly and prominently describe that a vote in favor of each relevant proposal will result in this loss of voting rights. See Item 12(c) of Schedule 14A. Please also revise the third paragraph on page 1 of the proxy statement to indicate that you are seeking stockholder approval to amend the voting rights of both the Series A-1 Preferred Stock and the Series B Preferred Stock.

The Company has revised the disclosure on pages 2, 7, 10-11, 16, 19 and 30 of the Revised Proxy Statement and the Notice of Special Meeting of Stockholders in response to the Staff’s comment.

*    *    *

If you have additional questions or require any additional information with respect to the Revised Proxy Statement or this letter, please do not hesitate to contact me at (212) 558-3755 or by email (reederr@sullcrom.com) or Cathy Clarkin at (212) 558-4175 or by email (clarkinc@sullcrom.com).

Yours truly,

/s/ Robert W. Reeder III
Robert W. Reeder III

(Enclosure)

Katherine Bagley	-11-

cc:

Valian Afshar

Ted Yu

Mara Ransom

(Securities and Exchange Commission)

E. Glen Nickle

Allison Fletcher

(Overstock.com, Inc.)

Alan Konevsky

(tZERO Group, Inc.)

Catherine M. Clarkin

(Sullivan & Cromwell LLP)